COLLEGE COACHING NETWORK INC.
Balance Sheets
(Unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Cash and cash equivalents	$ 12,000	$ 2,500
Accounts receivable	15,000	7,500
Inventory	2,000	1,000
Total current assets	29,000	11,000
Intangible assets	6,000	6,000
TOTAL ASSETS	$ 35,000	$ 17,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 600	$ -
Total current liabilities	600	-
Commitments and contingencies	-	-
Common stock	5,000	5,000
Paid in capital	13,500	7,500
Retained earnings	15,900	4,500
Total shareholders' equity	34,400	17,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 35,000	$ 17,000